FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 11 December 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND CONNECTED PERSONS NOTIFIED IN ACCORDANCE WITH DTR 3.1.2 R.

Name of Issuer: Royal Dutch Shell plc

Date of transaction (“DATE”): 10 December 2008

Nature of the transaction: Rollover of dividends into Royal Dutch Shell plc shares RDSA, RDS.A, RDSB and RDS.B (as given below) under the Long-Term Incentive Plan, Deferred Bonus Plan, Restricted Share plan and in connection with Employee Savings Benefits Plan.

The values are as follows:

Jeroen van der Veer	€217,338.85
Malcolm Brinded	£115,137.60
Rob Routs	€101,916.70
Peter Voser	€115,340.84

The number of shares is as follows:

Jeroen van der Veer	10,551	RDSA
Malcolm Brinded	6,822	RDSB
Rob Routs	5,088	RDSA
Peter Voser	5,758	RDSA

Note

Long Term Incentive Plan (“LTIP”)

The LTIP is a performance based share plan under which Directors receive a conditional award of shares (“performance shares”). The actual number of performance shares which Directors could finally receive under the plan ranges from nil to two times the conditional award, subject to the performance of the Company over a period of at least three years. For the purposes of disclosure and maintenance of certain statutory records, the number of performance shares is taken to be one times the number of performance shares conditionally awarded. Performance shares attract dividends in the form of shares (“dividend shares”) and, whilst Directors could finally receive dividend shares based on two times the conditional award, such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded. Further details of the LTIP can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2007.

Deferred Bonus Plan (“DBP”)

The DBP provides for Directors to accrue dividends in the form of shares (“dividend shares”) on their deferred bonus shares and, provided certain conditions are met, to receive one guaranteed matching share for every four deferred bonus and dividend shares. Additional performance related matching shares can be earned depending on the performance of the Company, the number of such additional matching shares ranging from nil to three for every four deferred bonus shares and dividend shares held. For the purposes of disclosure and maintenance of certain statutory records, the number of shares is taken to be the number of deferred bonus shares, dividend shares on such deferred bonus shares, and the guaranteed matching shares. Further details of the DBP can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2007.

Restricted Share Plan (“RSP”)

The RSP is a share plan under which certain employees and Directors may receive a conditional award of shares. The shares vest three years after the award date subject to the employee or the Director being employed by a Shell Group company at that time. The participation of Directors in this plan was approved at the Annual General Meeting of Royal Dutch Shell plc on 20 May 2008. The conditional shares awarded under the RSP attract dividends in the form of shares (“dividend shares”) during the vesting period.

11 December 2008

Name of Contact:	Mark Edwards
Phone number of contact:	020 7934 2817

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 11 December 2008